
January 16, 2013

Via E-mail
Ms. Sarah Berel-Harrop
Chief Financial Officer
Duma Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024

>   **Re: Duma Energy Corp.**
>   **Form 10-K for the Fiscal Year ended July 31, 2012**
>   **Filed November 13, 2012**
>   **Form 10-Q for the Fiscal Quarter ended October 31, 2012**
>   **Filed December 24, 2012**
>   **File No. 000-53313**

Dear Ms. Berel-Harrop:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended July 31, 2012

Oil and Gas Reserves, page 6

Changes in Proved Undeveloped Reserves, page 7

1.   Please expand your disclosure to discuss the reasons for your fiscal year 2012 revisions of previous estimates to comply with FASB ASC 932-235-50-5.

Financial Statements

Note 2 – Acquisitions, page 39

2.   We note you disclose that on September 23, 2011, you acquired 100% of the membership
        interest in SPE Navigation I, LLC (SPE) in exchange for 3.8 million shares of your
        common stock which you valued at $9.5 million based on the quoted market price on the
        acquisition date. You also disclose that since SPE was owned by companies controlled
        by your CEO and certain of his family members, you accounted for the acquisition as a
        related party transaction. However, you recorded the SPE assets and liabilities acquired
        at their $5.1 million carrying values, and recorded the $4.4 million excess purchase price
        over the carrying values of net assets acquired as an acquisition-related expense.

        Tell us whether you and SPE were under common control in advance of the acquisition
        and if so explain whether control was held by an individual, enterprise or a control group.
        If you believe there was a control group, describe the relationship between the group
        members, and provide any additional details necessary to understand why you believe it
        is appropriate to consider the members a control group. If you believe these entities were
        under common control prior to the acquisition address the following points.

        •   Provide any calculations necessary to demonstrate that you have properly
            identified the individual or group having control over both entities; include a
            discussion of stock ownership and any voting agreements considered in
            formulating your view.

        •   Tell us the date control was established over both entities, explain how this was
            achieved, and describe the revisions that you believe would be necessary to
            comply with FASB ASC 805-50-45.

        •   Explain why you believe the guidance in FASB ASC 805-50-30-5 would not
            require the 3.8 million shares issued as consideration for SPE to be ascribed
            value equivalent to the carrying value of the net assets acquired.

        •   Tell us your basis for recording the 3.8 million shares at fair value and the excess
            over historical cost as an acquisition expense.

        Please note that related party transactions are not necessarily common control
        transactions for which accounting using carryover basis is prescribed in FASB ASC 805-
        50-30-5. If you and SPE were not under common control, you should follow the
        guidance in FASB ASC 805-20-30-1 and 2.

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 2 – Acquisitions, page 8

3.　　We note you disclose that on September 6, 2012, you acquired Namibia Exploration, Inc. (NEI) in exchange for up to 24.9 million of your common shares. You indicate that NEI had no operations and that its sole asset was a 39% working interest in an unproved petroleum concession, and you explain that since NEI was owned and controlled by your CEO and certain of his family members, you accounted for the transaction as a related party asset purchase. However, you recorded the concession at NEI's historical cost of $562 thousand, and you valued the consideration (i.e. the 24.9 million Duma common shares) at the stock's quoted market price on the acquisition date.

At the time of the NEI transaction, tell us if you and NEI were entities under common control, and if so explain whether control was held by an individual, enterprise or a control group. If you believe there was a control group, describe the relationship between the group members, and provide any additional details necessary to understand why you believe it is appropriate to consider the members a control group. If you believe these entities were under common control prior to the acquisition address the following points.

- Provide any calculations necessary to demonstrate that you have properly identified the individual or group having control over both entities; include a discussion of stock ownership and any voting agreements considered in formulating your view.

- Tell us the date control was established over both entities, explain how this was achieved, and describe the revisions that you believe would be necessary to comply with FASB ASC 805-50-45.

- Explain why you believe the guidance in FASB ASC 805-50-30-5 would not require the shares issued as consideration for the NEI assets to be ascribed value equivalent to the carrying value of the net assets acquired.

- Tell us your basis for recording any portion of the 24.9 million shares at fair value, and the excess over historical cost as an acquisition expense.

Please note that related party transactions are not necessarily common control transactions for which accounting using carryover basis is prescribed in FASB ASC 805-50-30-5. If you and NEI were not under common control, you should follow the guidance in FASB ASC 805-50-30-2.

4.   We understand that while you agreed to issue up to 24.9 million shares in acquiring the assets from NEI, shares in excess of the 2.5 million issued in September 2012 at the closing are only contingently issuable. You indicate that you will maintain 100% ownership of NEI even if one or more of the market capitalization contingencies have not been attained within 10 years from the closing date. Therefore, please tell us why you believe recognizing all 24.9 million shares as purchase consideration is appropriate, rather than ascribing value only to the 2.5 million shares actually issued. Please identify the accounting literature that you relied upon in formulating your position. If after further consideration you conclude that you should have recognized only the 2.5 million shares issued, tell us how you would account for the incremental shares if the market capitalization milestones are met and these are issued in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief